Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
2200 Ross Avenue, Suite 2800
Dallas, Texas 75201-2784
www.fulbright.com

ghettinger@fulbright.com	telephone: (214) 855-8000
direct dial: (214) 855-7444	facsimile: (214) 855-8200
May 12, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 03-05
Washington, DC 20549
Attn: Michael Clampitt and Justin Dobbie

Re:	Guaranty Financial Group Inc. Registration Statement on Form S-1 Filed May 1, 2008 File No. 333-150558
Dear Sirs,
     Guaranty Financial Group Inc. (the “Company”) has filed Amendment No. 1 (the “Amendment”) to the Company’s above-referenced Registration Statement on Form S-1, reflecting changes made in response to the Staff’s comment letter dated May 7, 2008 (the “Comment Letter”).
     All responses to the comments set forth in this letter are submitted on behalf of the Company at its request. Set forth after each numbered paragraph, each of which corresponds to the numbered paragraphs of the Comment Letter, are the Company’s responses to the Staff’s comments.
Form S-1 filed May 1, 2008
Risks Factors
General
1.	Several of your risk factors make statements that you “cannot assure” the reader or “there is no assurance” that a given event might happen. Revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance
Austin • Beijing • Dallas • Denver • Dubai • Hong Kong • Houston • London • Los Angeles • Minneapolis
Munich • New York • Riyadh • San Antonio • St. Louis • Washington DC

May 12, 2008

Response

The Company has complied with this comment and deleted language in the risks factors relating to the Company’s ability to provide “assurance” that a given event might happen. Please see the following revised risk factors:
•	“Market conditions may limit our ability...” on page 13 of the Amendment;

•	“Restrictions included in the tax matters agreement...” on page 14 of the Amendment;

•	“Our information systems may experience...” on page 15 of the Amendment;

•	“We may be unable to achieve ...” on page 16 of the Amendment; and

•	“Since you cannot revoke the exercise of your subscription rights ...” on page 17 of the Amendment.
Volatility in the credit and residential housing markets..., page 10
2.	Much of the disclosure in this risk factor is general in nature and could apply to any issuer with sensitivity to the credit or housing markets. Please revise to focus your disclosure on an explanation of how such risks affect the company in particular. For example, please expand upon the extent of the company’s exposure to and the weakness of the California housing market and how they have and are likely to affect the company’s provision for credit losses and overall financial condition. Please also address the amount and type of the company’s mortgage-backed securities that are sensitive to the volatility cited in the risk factor.
Response
The Company has complied with this comment. Please see the revised disclosure on page 10 of the Amendment. We have also included additional disclosure regarding risks associated with declining real estate values in parts of the United States, including California, and the mortgage-backed securities owned by the Company in the risk factors titled “Declining real estate values, particularly in California...” and “Declining real estate values may cause...” each on page 11 of the Amendment.
Declining real estate values..., page 11
3.	Please revise the second paragraph of this risk factor to address the specific risks the company faces through its substantial residential loan portfolio in California, focusing on that state’s exposure to declining real estate values. For example, has California experienced a reduction in the value of real estate since the loans were originated and

May 12, 2008

how has that affected your allowance and related provision. Please provide an update through the most recent practicable date.
Response

The Company has complied with this comment. Please see the revised disclosure on page 11 of the Amendment. The information is provided as of March 31, 2008, the most recent practicable date.
4.	The third paragraph of this risk factor addresses issues related the company’s investment in private issuer mortgage-backed securities, which is a distinct risk from the first two paragraphs. Please revise to include the third paragraph in a separate risk factor with its own heading. Additionally, disclose the characteristics of the underlying loans, such as, Alt-A or sub-prime, concentrated in California, etc.
Response
The Company has complied with this comment. Please see the revised disclosure on page 11 of the Amendment.
If our allowance for loan losses..., page 12
5.	Please revise to clearly identify the risk that the company’s allowance for loan losses may not be sufficient to cover actual loan losses in the disclosure that follows the heading. In addition, we note on page 8 that the company’s ratio of allowance for loan losses to non-performing loans was 66% as of March 31, 2008. Please expand your discussion in this risk factor to identify this ratio, compare it to the corresponding previous period and address the risks related thereto.
Response

The Company has complied with this comment. Please see the revised disclosure on page 12 of the Amendment.
Our loan portfolio lacks diversity..., page 12
6.	Noting that this risk factor discusses the lack of diversification of your loan portfolio, please revise to address more specifically the lack of geographic diversification of your loan portfolio referenced in the last sentence of this risk factor. In addition, briefly discuss any industry concentrations in your business and commercial loan portfolios.
Response

The Company has complied with this comment. Please see the revised disclosure on page 12 of the Amendment.

May 12, 2008

Market conditions may limit our ability..., page 12
7.	We note that the company is required to maintain certain levels of regulatory capital. Please revise this risk factor to briefly address the implications of failing to maintain such required capital levels.
Response

The Company has complied with this comment. Please see the revised disclosure on page 13 of the Amendment.
The business segments in which we operate..., page 14
8.	The disclosure in this risk factor is general in nature and could apply to any issuer in the banking industry. Please revise to identify the particular markets in which the company competes and the specific products or business segments that are subject to such competitive conditions.
Response

The Company has complied with this comment. Please see the revised disclosure on page 15 of the Amendment.
Our agreements with Temple-Inland and Forestar..., page 15
9.	We note the implication that had the agreements with Temple-Inland and Forestar been negotiated at arm’s-length, the result might have been more favorable terms for the company. Please revise to clearly state such implication in this risk factor.
Response

The Company has complied with this comment. Please see the revised disclosure on page 16 of the Amendment.
The market price of our common stock is volatile..., page 16
10.	Please revise the heading of this risk factor to more accurately summarize the risks described below, including the irrevocability of the subscription rights and the waiting period between exercise and delivery.
Response

The Company has complied with this comment. Please see the revised disclosure on page 17 of the Amendment titled “Since you cannot revoke the exercise of your subscription rights ....”

May 12, 2008

If you do not fully exercise your subscription rights..., page 17
11.	If true, please revise to state that if the company is required to issue additional shares to the standby purchasers to meet the minimum guarantee amount, an investor’s ownership interest will be diluted even if it has fully exercised its subscription rights. In addition, please use an illustrative example or examples to quantify the extent of the potential dilution to stockholders.
Response

The Company has complied with this comment. Please see the revised disclosure on page 17 of the Amendment.
Other Risk Factors
12.	Noting the substantial unrealized losses related to the company’s mortgage-backed securities reported at the end of the first quarter of 2008, please include risk factor disclosure addressing the magnitude of such losses and the potential effects they might have on an investment in the company’s securities.
Response
The Company has complied with this comment. The Company addresses its unrealized losses related to mortgage-backed securities at the end of the first quarter of 2008 in the risk factors titled “Volatility in the credit and residential housing market...” on page 10 of the Amendment and “Declining real estate values may cause...” on page 11 of the Amendment.
13.	Please confirm that the standby purchasers will pay the same price as existing holders or revise to add a risk factor.
Response

The Company confirms that the standby purchasers will pay the same subscription price for shares of common stock issued pursuant to the standby purchase agreements as the existing stockholders in the rights offering.

May 12, 2008

     We trust that the foregoing appropriately addresses the issues raised by the Comment Letter. Thank you in advance for your prompt review and assistance.
Very truly yours,
/s/ Glen J. Hettinger
Glen J. Hettinger